Exhibit 99.2

Elbit Imaging Ltd.

Operating and Financial Review and Prospects

In this document, all references to "Elbit," the “Company,” “our,” “we” or “us,” are to Elbit Imaging Ltd. and its consolidated subsidiaries.

All references to “$” or "U.S. dollar," are to United States dollars and all references to "NIS" are to new Israeli shekel.

This report on Form 6-K contains "forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management about the Company’s business, financial condition, results of operations, and its relationship with its employees and the condition of its properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth under Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors,” as well as those discussed elsewhere in our other filings with the securities and exchange commission. Any forward-looking statements contained in this report on Form 6-K speak only as of the date hereof, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

The following discussion should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2012, and accompanying notes thereto, which were filed with the Securities and Exchange Commission (the "SEC") on this report on Form 6-K on March 20, 2013.

Overview

We operate primarily in the following principal fields of business:

•
Commercial and Entertainment Centers - Initiation, construction and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through PC. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale;

•	Hotels - Hotel operation and management;

•
Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and

•	Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

During 2012, we completed a transaction to sale all of our investments in commercial centers in the United States. In addition, as discussed below in 2012 we lost majority control over InSightec, the entity operating the medical industry and devices business. Accordingly, both of these operations are presented in these financial statements as discontinued operations.

In addition, we make venture capital investments in different start-up and emerging corporations. However, the results of this activity is not material to our company, and this activity is not a material segment of our company.

We have established a new investment fund, upon which we will drawn upon our track record of experience in the United States. Our business concept and strategy in this field is to focus on acquisition of stable, dominant, institutional quality (primarily A, A-) retail properties located in the United States (and, possibly, from other locations), from capital-seeking owners and lenders. We intend to hold the assets for a period of three to five years, until such assets are traded again at their historical yields and values. During this period our investment platform will engage in active asset management, so as to preserve the properties’ cash flow, enhance tenant mix and position the assets to outperform competitive properties. Our ultimate goal would be for our investment platform to sell its assets as a portfolio or individually, to realize the highest value for its investors. Nothing in this paragraph shall constitute an offer or sale of securities or be construed as a solicitation of any investors in any fund.

Our revenues from the sale of real estate and trading property are subject to the execution and consummation of sale agreements with potential purchasers. In periods when we consummate a sale of a real estate asset we record revenues in substantial amounts and as a result we may experience significant fluctuations in our annual and quarterly results. We believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful or indicative and that investors should not rely on them as a basis for future performance.

In 2012 we elected to change the way in which we account for property, plant and equipment (hotels) and to adopt the revaluation model instead of the cost model we had been using until such time. This change was effective as of January 1, 2012.

Our functional currency is NIS. Our consolidated financial statements are also presented in NIS. Since our revenues and expenses are recorded in various currencies, our results of operations are affected by several inter-related factors, including the fluctuations of the NIS compared to other currencies at the time we prepare our financial statements.

Financial data included in this discussion were derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand or million.

The following acquisitions and other activities affected our operational results for 2010, 2011, 2012 and 2013 (to date) and may continue to affect our operational results in the coming years.

2013

•
In February 2013 we announced that we would temporarily cease making all principal payments due under our Series A and Series B debentures and all interest payments due under all of our publicly-traded debentures; for a discussion of these announcements please see the Form 6-Ks we filed on February 5, 2013, and February 19, 2013, respectively. For a discussion of the proposals to restructure our current outstanding debt, please see the Forms 6-K we filed on February 19, 2013, February 27, 2013 and March 18, 2013, and for a discussion of the correspondence we have had with Bank Leumi le-Israel B.M. regarding our outstanding indebtedness please see the Form 6-K we filed on March 20, 2013. For a discussion of the letter of undertaking we entered into with the trustees of our Series 1, C, D, E, F and G debentures regarding our activities during an interim period, please see the form 6-K we filed on March 21, 2013.

•
As described below in " – 2012", in August and November 2012 Elbit Imaging Financing Services, Limited Partnership ("Elbit Financing"), a partnership owned and controlled by the Company, entered into two bond structured transaction with a leading global financial institution (the "Counterparty"). On February 20, 2013, the Counterparty notified Elbit Financing of the early termination of the transactions as a result of the decline in the market price of our outstanding debentures and consequent failure to meet the loan-to-value covenants under the agreements governing the transactions.

2012

•
On December 6, 2012, InSightec completed its issuance of Series C preferred shares for an aggregate amount of $30.9 million, which included $27.6 million invested by GE and $3.9 million invested by other investors. According to the terms of the transaction, GE and the Company converted all the existing shareholders loans that had been granted to InSightec into InSightec's series B-1 preferred shares in accordance with the terms of those loans. The transaction reflected a post money valuation of InSightec of approximately $105.9 million (or pre-money valuation of $75 million and following the conversion of the loans as described above). As part of the transaction GE and InSightec signed a term sheet that regulates the commercial relationship between those parties, including with respect to the distribution and marketing of InSightec's products and the developments of InSightec's products so that they will exclusively fit GE's MRI for a defined time period. Following the closing of the transaction, Elbit Medical's holding in InSightec were reduced to approximately 48.2% (approximately 40.7% on a fully diluted basis). After completion of the transaction Elbit Medical no longer has the right to appoint the majority of InSightec's board members and therefore will cease to consolidate InSightec's financial statements, and its investments in InSightec will presented based on the equity method.

•
In November 2012, PC's board of directors approved the extension of the repurchase of its series A through B Notes in an amount of up to NIS 750 million (approximately $201 million), to be made until December 31, 2014. During 2012, PC purchased a total of NIS 271 million par value of its debentures (approximately $72.0 million), for a total consideration of NIS 247 million (approximately $66.0 million).

•
In August 2012 Elbit Financing entered into a NIS 75 million bond structured transaction with the Counterpart, pursuant to which Elbit Financing purchased a NIS denominated zero-coupon credit linked note due to mature on October 2, 2013 (the “CLN”) from the Counterparty or its affiliate. The CLN referenced a portfolio of the Company’s bonds (having a market value of NIS 75 million). The bond portfolio was purchased by Elbit Financing under the Company's bond repurchase program that was announced on May 23, 2011 and in the framework of the transaction it sold the bond portfolio to the Counterparty. In consideration, the Counterparty paid to Elbit Financing the market value of the bond portfolio and arranged for the issuance of the CLN at an issue price of NIS 37.5 million.

In addition, in November 2012 Elbit Financing entered into a NIS 150 million bond structured transaction with the Counterparty pursuant to which Elbit Financing received a NIS 75 million credit line for the purchase of a portfolio of the Company’s bonds having an aggregate market value of up to NIS 150 million. Elbit Financing was permitted to purchase the bond portfolio within a 10-week utilization period commencing at the effective date of the transaction. In the framework of the transaction, Elbit Financing had the right to sell to the Counterparty bonds that were acquired by it and which comprised the bond portfolio in consideration for a payment by the Counterparty of the agreed-upon financing amount not to exceed 50% of the aggregate market value of the bond portfolio and that would be determined by the parties.

During the terms of the respective transactions, all the proceeds derived from the bond portfolio (principal and interest) were to be retained by the Counterparty. Immediately following the scheduled respective termination date of each of the transactions, subject to no early termination event having occurred the Counterparty was to deliver to Elbit Financing the remaining, unamortized portion of the respective bond portfolio. Under the terms of the respective transactions, an early termination of the transaction could occur upon a trigger event linked to a decrease in the market value of the respective bond portfolio below a pre-defined threshold.

The bonds were to be purchased by Elbit Financing under the Company's bond repurchase program that was announced on May 23, 2011. In furtherance of the transaction as well as any other bond repurchases, the board of directors of the Company approved the increase of the bond repurchase program to allow repurchase of up to an additional NIS 125 million (approximately $32 million) of the Company's Series A through G and Series 1 Notes.

•
In June 2012 the EPN Group sold 47 of the shopping centers it held to BRE DDR Retail Holdings LLC for a purchase price of $1.43 billion. The total proceeds from the transaction, including cash and other net working capital items less property level financing which was repaid by EPN or assumed by the buyer at closing (in the amount of approximately $928 million), amounted to approximately $530 million.  In July 2012, the two remaining shopping centers were sold for an aggregate amount of $41 million.

•
On April 5, 2012, Elbit USA, LLC ("Elbit USA") and Eastgate amended the warrant granted in connection with the $30 million term loan agreement dated September 21, 2011, with effect as of March 22, 2012, pursuant to which we agreed to cancel the proposed increase in the number of shares issuable under the warrant on and after such date and to reduce the exercise price from $3.00 per share to zero. The amendment also contains appropriate modifications to the adjustment provisions of the warrant as a result of the foregoing changes.

•
In March 2012, one of our wholly owned indirect subsidiaries entered into a share purchase agreement with PPHE for the sale of our holdings in certain subsidiaries, which owned a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels were jointly owned by us and PPHE and were managed by PPHE. The closing of the sale took place in May 2012. The transaction reflected an asset value of €169 million (approximately $219 million) for all four hotels. The total net consideration payable to us was €26.5 million (approximately $34.5 million). In addition, approximately €58 million (approximately $75 million) of our subsidiaries’ share (50%) of banks loans was assumed by PPHE by virtue of the purchase of those subsidiaries and were eliminated from our consolidated balance sheet. The consideration was paid as follows: (i) €23 million (approximately $30 million) in cash; (ii) PPHE shall issue and allot to us 700,000 ordinary shares of PPHE, with a current market price of approximately €2.0 million (approximately $2.5 million), based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up €1.5 million (approximately $2.0 million) that shall be made on the fourth anniversary of the Transfer Date and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement. The total profit generated from the sale of the hotels amounted to approximately NIS 188 million ($50 million), out of which we recognized NIS 134 million ($36 million) in the shareholders equity due to the application of the revaluation model described above and NIS 54 million ($14 million) in the income statement.

•
In January 2012, we and Elbit Trade & Retail Ltd. ("Elbit Trade"), previously a wholly-subsidiary of ours, entered into an agreement with Gottex Models Ltd. (“Gottex”) for the sale of all of our shares in Elbit Trade and all of its interests in GB Brands, Limited Partnership (“GB Brands”), which is the franchisee of the Gap brand in Israel. The transaction closed in April 2012. The purchase price paid by Gottex under the agreement was NIS 25 million, plus the agreed value of the Gap inventory as of the closing date and adjustments based on the agreed value of the working capital attributed to the Gap activity as of the closing date. We recorded a gain in the amount of NIS 9.4 million.

•
In March 2012, PC opened the Kragujevac Plaza in Kragujevac, Serbia, the fourth largest city in Serbia and the capital of the Sumadjia Region in central Serbia. This commercial and entertainment center comprises 22,000 square meters of gross lettable area spread over two floors with approximately 700 parking spaces. The center includes an six screen cinema, the Arena Fun Factory entertainment center and Circus Playground, as well as over 95 shops with international and local brands.

•
On March 2, 2012, PC opened its first shopping mall in India, the Koregaon Park Plaza in Pune, the second largest city in the state of Maharashtra. This commercial and entertainment center comprises 41,500 square meters of gross lettable area spread over two and a half floors with approximately 930 car parking spaces and 930 two-wheeler slots. The shopping mall includes a seven screen PVR cinema, the blu-O bowling and Timezone entertainment center as well as over 120 shops with international and local brands. This mall is owned exclusively by PC.

In June 2012, a fire event occurred at the mall, which resulted in its being temporarily closed for the majority of 2012. As a result, we recorded an impairment of NIS 50 ($13 million) to our trading property asset. PC maintains comprehensive general liability and property insurance, including business interruption insurance, with loss limits that PC believes will entitle it to be insured for the currently foreseeable losses arising from the fire. Based on the insurance company’s valuator report, we determined that it is substantially likely that PC will be reimbursed by the insurance company, and accordingly we recorded a receivable in the amount of NIS 37 million ($10 million).

•
On February 23, 2012, InSightec and InSightec’s wholly owned subsidiary concluded a series of agreements with GEHC pursuant to which GEHC agreed to provide financing to InSightec in the form of convertible notes up to a total of $13.75 million, bearing interest at a rate of 6% per annum or a rate equivalent to the interest applicable to the financing provided by us and Elbit Medical. The convertible notes will be due and payable by October 1, 2016, and will be convertible into Series B-1 Preferred Shares of InSightec. In addition, we and Elbit Medical entered into a series of agreements with InSightec and GEHC pursuant to which, among other things, upon Elbit Medical obtaining the approval of its shareholders the financing granted to InSightec by us and Elbit Medical during 2010 and 2011 will be amended to provide similar loan terms and security mechanisms as set forth in this funding agreement, so that Elbit Medical and us will receive convertible notes convertible on the same terms and up to the same amounts as the GEHC notes. The loans and convertible notes issued to GEHC and Elbit Medical and the note that will be issued to us will be secured, pari passu, by floating charges over the assets of InSightec and its wholly owned subsidiary.

2011

•
In May 2011, PC's board of directors approved the repurchase of up to NIS 150 million (approximately $39 million) of its series A through B Notes, to be made from time to time in the open market. During 2011, PC purchased an additional total of NIS 168 million par value of its debentures (with adjusted value of NIS 194 million), for a total consideration of NIS 152 million (approximately $40 million).

•
In November 2011, PC opened the Torun Plaza in Torun, Poland, an 800-year old city of 200,000 inhabitants located in the north-west of Poland. This commercial and entertainment center comprises 40,000 square meters of gross lettable area spread over two floors with approximately 1,100 parking spaces. The center includes an eight screen cinema, fantasy park entertainment center as well as over 120 shops with international and local brands.

•
On October 3, 2011, our 77% held subsidiary, S.C. Bucuresti Turism S.A ("BUTU") completed a refinancing of its five star Radisson Blu Hotel located in Bucharest, Romania.  According to the facilities agreement, a leading international European bank granted BUTU a loan of up to €71.5 million. The loan may be drawn down in two tranches, with Tranche A in the amount of approximately €62.5 million having been drawn down on September 29, 2011, and Tranche B in the amount of approximately €9.0 million to be drawn down between December 31, 2012 and March 31, 2013, subject to the satisfaction of certain conditions as stipulated in the facilities agreement.  The proceeds of the loan shall be used, inter alia, to repay BUTU's current outstanding bank facility and to repay to us our shareholder loans in the amount of approximately €25 million.

•
On September 22, 2011, PC undertook that it would not make any further distributions during 2011 other than a distribution of €30 million that was made on September 23, 2011, pursuant to an agreement entered into between PC and its Series A and Series B bondholders. Furthermore, PC undertook in the agreement that distributions in the years 2012 and 2013 will be subject to the following conditions:

o	any distribution of dividends (including a repurchase of shares that is not at an attractive price to PC) will not exceed €30 million (approximately $38.8 million);

o
any distribution of dividends will be derived only from the net cash flow derived from the realization of assets at a rate which will not exceed 50% of the cash flow from the realization of the foregoing assets;

o
if a distribution is made and the bonds meet certain agreed upon average yield rates, PC will maintain certain reserve amounts secured in favor of the bondholders which may be used to repurchase or repay the bonds; and

o
if a distribution is made and the bonds meet certain agreed upon average yield rates, PC will be entitled to make distributions between €30 million (approximately $38.8 million) and €50 million (approximately $64.7 million) and it will maintain an amount equal to the distribution amount exceeding €30 million as a reserve secured in favor of the bondholders which may be used to repurchase or repay the bonds.

•
On September 21, 2011, our indirect subsidiary, Elbit USA entered into a secured term loan agreement (the “Term Loan Agreement”) with Eastgate, for a term loan in the amount of $30 million (the "Term Loan"). As part of and in connection with the Term Loan, we granted to Eastgate a warrant to purchase our ordinary shares at an exercise price of $3.00 per share payable in cash, in exchange for the cancellation of debt or by forfeiting shares having a market value equal to the exercise price (i.e., "cashless exercise"), during a two-year period commencing on March 31, 2012. It was further agreed that if the Term Loan is repaid by March 22, 2012, six months from the closing, the warrant would entitle Eastgate to purchase up to 3.3% of our outstanding shares at the date of exercise. Otherwise, the warrant would entitle Eastgate to purchase up to 9.9% of our outstanding shares at the date of exercise. The exercise price and/or number of shares issuable upon exercise of the warrant are subject to adjustment for certain corporate events, transactions and dilutive issuances of securities. On September 22, 2011, we filed a prospectus supplement with the SEC under our shelf registration statement dated March 14, 2011, to register the warrant and up to 3,000,000 ordinary shares which may be issuable upon the exercise of the warrant.

•
On September 19, 2011, EDT distributed an interim dividend payment of $26 million. Elbit Plaza USA received a total distribution amount of $11.8 million. Each of ours and PC’s share in such distribution is approximately $5.9 million.

•
On September 23, 2011, PC paid an interim cash dividend payment of €30 million (approximately $38.8 million) to its shareholders, of which we received €18.7 million (approximately $24.2 million), out of which €8.7 million (approximately $11.3 million) was used to serve our debt to an Israeli bank under a loan agreement dated March 2011 pursuant to which we pledged 29% of PC's outstanding shares.

•
On July 14, 2011, we concluded the off-market takeover bid made by EPN EDT Holdings II, LLC ("EPN Holdings") in March 2011, for all of the units in EDT not already held by EPN Holdings and its affiliates.  As a result of the purchases of EDT’s units during the offer period, EPN Holdings and its affiliates increased their interest in EDT from approximately 47.8% to approximately 96.4%. In August 2011 EPN Holdings completed the compulsory acquisition of the remaining EDT units and the EPN Group became the holder of 100% of the outstanding units of EDT, following which, EDT was removed from the official list of the Sydney Stock Exchange and was voluntarily liquidated (while transferring the US REITs it held to the Fund).

•
In May 2011, our board of directors approved the repurchase of up to NIS 150 million (approximately $39 million) of our series A through G Notes, to be made from time to time in the open market. During 2011, we purchased NIS 67.7 million par value of our notes for an amount of approximately NIS 53 million (approximately $14 million).

•
In March 2011, we entered into a new financing agreement (subsequently amended) with an Israeli bank in the amount of $70 million (approximately NIS 268 million), replacing the previous financing agreement.

•
In March 2011, we issued additional unsecured non-convertible Series D Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million (approximately $25 million) for gross proceeds of approximately NIS 108 million (approximately $28 million).

•
On February 9, 2011, we filed a shelf registration statement on Form F-3 with the SEC, which became effective on March 14, 2011, pursuant to which we may offer and sell from time to time, a combination of ordinary shares, senior and subordinated debt securities, warrants and units in one or more offerings up to a total dollar amount of $300,000,000.

•	In January 2011, PC issued additional Series A and B Notes for an aggregate consideration of approximately NIS 300 million (approximately $79 million).

2010

•
On December 31, 2010, we sold to PPHE all of our holdings in three companies that own three hotels in London, England, for a total consideration of £21 million (approximately $28 million), representing a total estimated asset value for the hotels of £230 million (approximately $308 million). The consideration was paid in a combination of loans, an issuance of shares of PPHE and a possible additional payment that is subject to adjustments. Prior to this transaction, these hotels were jointly owned by us and PPHE and were managed by PPHE.

•
On December 29, 2010, EPN Management signed an agreement to purchase seven retail shopping centers located in the states of Georgia, Oregon and Florida from certain affiliates of Charter Hall Retail REIT. Following the signing of several amendments, EPN acquired one of the assets located in Atlanta, Georgia (Roswell Crossing) for a purchase price of approximately $21.5 million and assumed a bank loan of approximately $14 million.

•
On November 29, 2010, we completed a refinancing of three of our jointly controlled hotels in London - the Park Plaza Riverbank, the Park Plaza Victoria and the Park Plaza Sherlock Holmes. The refinancing involved 5-year term facilities totaling £165 million (approximately $219 million) with Aareal Bank AG, maturing in November 2015. The hotels were previously financed by a £195 million (approximately $306 million) facility (with £181.9 million outstanding, or approximately $285.5 million) from Goldman Sachs International, which was due in March 2011. In addition to the new facilities, PPHE and us provided an equity injection of £16.6 million (approximately $26 million) of which £7.7 million (approximately $12 million) was provided by us, in order to enable the borrowers to repay the balance of the amount that was outstanding to Goldman Sachs. PPHE and us severally guaranteed certain of the borrowers’ obligations, plus interest in a total amount of £25.8 million (approximately $40.5 million), of which our share amounts to £11.9 million (approximately $18.6 million). The facilities are non-recourse to us or any other company affiliated to us, other than the borrowers and their subsidiaries. For details regarding the sale of these hotels to PPHE at the end of 2010, see above.

•
On November 24, 2010, we closed a transaction to restructure our holdings in the medical companies InSightec and Gamida under Elbit Medical. In consideration for our shares of InSightec representing 65.9% of InSightec's outstanding share capital and our shares of Gamida representing 31.6% of Gamida's outstanding share capital at that time, we were issued shares of Elbit Medical representing a 90% interest in Elbit Medical and were granted options at zero exercise price to acquire shares of Elbit Medical which together with the shares issued represented shareholding of 97.9% in Elbit Medical, on a fully diluted basis. On December 8, 2010, Elbit Medical issued shares in a private placement in the aggregate amount of NIS 19 million (approximately $4.8 million), including a two year option to invest an additional aggregate amount of NIS 19 million (approximately $4.8 million), all at a pre-money valuation of Elbit Medical of NIS 800 million (approximately $202 million). Following the completion of this private placement, we hold 93.4% of Elbit Medical's share capital (on a fully diluted basis).

•
On November 24, 2010, we completed a private placement of NIS 35 million (approximately $10 million) principal amount of our Series D Notes as an expansion to the existing Series D Notes traded on the TASE.

•
In November 2010, PC announced the completion of the first tranche of a bond offering to Polish institutional investors. PC raised an amount of PLN 60 million (approximately $21 million) from the bond offering with a three year maturity bearing interest of six month Polish WIBOR plus a margin of 4.5%.

•
On July 22, 2010, EPI entered into a new framework agreement with respect to the Bangalore Project, due to changes in the market conditions and to new commercial understandings between EPI and the third party seller of the project, pertaining, inter alia, to the joint development of the project and its magnitude and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the project.

•
In August 2010, we sold 15,000,000 ordinary shares of PC to a Polish institutional investor, for an aggregate consideration of approximately NIS 98 million (approximately $28 million). Following this transaction, we owned approximately 62.36% of PC's outstanding shares.

•
In 2010 we issued additional unsecured non-convertible Series G Notes to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 461.5 million (approximately $130 million) for gross proceeds of approximately NIS 459 million (approximately $129 million.

•
In June 2010, EPN completed an investment of approximately $116 million in EDT, a trust traded on the Australian Stock Exchange. Following the completion of the transaction, EPN was EDT's largest unit holder, holding an approximate 48% ownership interest in EDT.

•	In June 2010, the Fund raised $31 million in capital commitments from Menora and certain of its affiliates.

•	In April 2010, we, together with PPHE, acquired the Holiday Inn Schiphol Hotel located near the Amsterdam Schiphol Airport, for a purchase price of €30 million (approximately $40 million).

•	On February 9, 2010, Elbit Plaza USA entered into the framework and co-investment agreement with Eastgate.

•
Between January and March 2010, PC issued additional unsecured non-convertible Series B Notes to investors in Israel in an aggregate principal amount of approximately NIS 308 million (approximately $81.6 million) for gross proceeds of approximately NIS 330 million (approximately $87.4 million).

•	During 2010 we repurchased 588,910 of our ordinary shares, for a total aggregate amount of NIS 30 million (approximately $8 million).

•	During 2010 we opened four GAP stores in Israel. Our aggregate investment in such stores totaled approximately NIS 21 million (approximately $6 million).

•	In 2010 PC completed the development of two shopping centers, Zgorzelec Plaza and Suwalki Plaza, both in Poland, and opened them to the public.

Operating Results

Presentation method of financial statements

We are involved in investments in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “single - step form.” According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of overall income and gains. We also believe that our operating expenses should be classified by function to: (i) those directly related to each revenue source (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

Our strategy in respect of PC's commercial and entertainment centers is to dispose of commercial and entertainment centers upon completion, subject to certain exceptions. Therefore, PC's commercial and entertainment centers are presented within current assets as trading property and our revenues from these commercial and entertainment centers are mainly derived from their disposal to third parties.

Our policy in respect of the hotels segment is to designate the hotels to be managed and operated by our management companies. Consequently, our hotel assets are presented as part of our property, plant and equipment in the financial statements.

Translation of statements of income of foreign operations

The majority of our businesses, which operate in various countries, report their operational results in their respective functional currency which differs from the NIS (our reporting and functional currency). We translate our subsidiaries’ result of operations into NIS based on the average exchange rate of the functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues and the costs related to such revenues in NIS while an increase in the valuation of the NIS against each functional currency would cause a decrease in our revenues and costs related to such revenues in NIS.

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2012, 2011 and 2010:

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience Translation
	(in NIS thousands)			(in $ thousands)
	(except for per share data)

Revenues and gains
Commercial centers	302,262	115,270	102,895	80,970
Hotels operations and management	222,828	286,548	403,822	59,692
Sale of fashion merchandise and other	145,996	185,082	174,817	39,109
Total revenues	671,086	586,900	681,534	179,771
Gain from changes of shareholding in investees	9,369	-	-	2,510
Gain from sale of real estate assets	53,875	-	198,777	14,432
	734,330	586,900	880,311	196,713

Expenses and losses
Commercial centers	272,810	159,626	156,745	73,081
Hotels operations and management	202,158	240,784	341,291	54,154
Cost of fashion merchandise and other	155,772	211,743	197,574	41,728
General and administrative expenses	48,886	61,857	65,292	13,096
Share in losses of associates, net	8,726	7,568	8,275	2,337
Financial expenses	175,778	164,001	316,706	47,088
Financial income	(31,083)	(65,571)	(40,927)	(8,327)
Change in fair value of financial instruments measured at fair value through profit and loss	50,229	(275,537)	53,016	13,455
Write-down, charges and other expenses, net	411,625	290,276	83,660	110,267
	1,294,901	794,747	1,181,632	346,879

Loss before income taxes	(560,571)	(207,847)	(301,321)	(150,166)

Income tax expenses (tax benefit)	(10,248)	63,283	3,992	(2,745)

Loss from continuing operations	(550,323)	(271,130)	(305,313)	(147,421)

Profit from discontinued operations, net	94,823	24,101	378,838	25,401

Profit (loss) for the year	(455,500)	(247,029)	73,525	(122,020)

	December 31
	2 0 1 2	2 0 1 1	2 0 1 0	2 0 1 2
				Convenience translation
	(in NIS thousands)			(in $ thousands)
	(except for per share data)

Attributable to:
Equity holders of the Company	(293,590)	(264,919)	61,998	(78,647)
Non-controlling interest	(161,910)	17,890	11,527	(43,373)
	(455,500)	(247,029)	73,525	(122,020)

Loss from continuing operations
Equity holders of the Company	(391,947)	(284,610)	(308,924)	(104,995)
Non-controlling interest	(158,376)	13,480	3,611	(42,426)
	(550,323)	(271,130)	(305,313)	(147,421)
Profit from discontinued operation, net
Equity holders of the Company	98,357	19,691	370,922	26,348
Non-controlling interest	(3,534)	4,410	7,916	(947)
	94,823	24,101	378,838	25,401

Earnings (loss) per share
Basic earnings per share:
From continuing operation	(15.75)	(11.44)	(12.21)	(4.22)
From discontinued operations	3.95	0.79	14.67	1.06
	(11.80)	(10.65)	2.45	(3.16)
Diluted earnings per share:
From continuing operation	(15.75)	(11.44)	(12.21)	(4.22)
From discontinued operations	3.95	0.79	14.41	1.06
	(11.80)	(10.65)	2.13	(3.16)

2012 compared to 2011

Revenues and Gains

Total revenues and gains in 2012 amounted to NIS 734 million ($197 million) compared to NIS 587 million in 2011. The increase is mainly attributable to:

(i)
Revenues from commercial and entertainment centers increased to NIS 302 million ($81 million) in 2012 compared to NIS 115 million in 2011, as a result of the operation of seven centers in 2012, of which six operated throughout the year, compared to the operation of five centers in 2011, four of which operated throughout the year. In addition, in 2012 we recognized revenues of NIS 30 million ($8 million) attributable to the sale of office space in India, Plaza consummated the sale of land in Bulgaria and Hungary which generated revenues of NIS 97 ($27 million).

(ii)
Revenues from hotel operations and management decreased to NIS 223 million ($60 million) in 2012 compared to NIS 286 million in 2011. The decrease was mainly attributable to the sale of the four Dutch hotels in March 2012. This decrease was partially set off by an increase in the revenues from our hotels in the Belgium and Romania.

(iii)
Revenues from the sale of fashion retail and other decreased to NIS 146 million ($39 million) in 2012 compared to NIS 185 million in 2011. The decrease was mainly attributable to the sale of the retail activity of GAP in April 2012, partially offset by the increase in the revenues attributable to the activity of Mango.

(iv)	Gain from a sale of real estate assets increased to NIS 54 million ($14 million) compare to nil in 2011 as a result of the sale of four Dutch hotels in March 2012.

(v)	Gain from changes of shareholding in investee increased to NIS 9 million ($2.5 million) compared to nil in 2011 as a result of the sale of the retail activity of GAP in April 2012.

Expenses and losses

Our expenses and losses in 2012 amounted to NIS 1,295 million ($346 million) compared to NIS 795 million in 2011. Set forth below is an analysis of our expenses and losses:

(i)
Expenses of commercial and entertainment centers increased to NIS 273 million ($73 million) in 2012 compared to NIS 160 million in 2011 as a result of the operation of seven commercial centers in 2012 compared to the operation of five commercial centers in 2011 discussed above. In addition, expenses in 2012 includes NIS 19 million ($5 million) attributable to the sale of office space in India and NIS 90 million ($24 million) attributable to the sale of plots of land in Bulgaria and Hungary.

(ii)
Cost of hotel operations and management decreased to NIS 202 million ($54 million) in 2012 compared to NIS 241 million in 2011. The decrease was mainly attributable to the sale of the four Dutch hotels in March 2012 discussed above.

(iii)
Cost of fashion apparel and other decreased to NIS 156 million ($42 million) in 2012 compared to NIS 211 million in 2011. The decrease resulted from the sale of the retail activity of GAP in April 2012.

(iv)
General and administrative expenses decreased to NIS 49 million ($13 million) in 2012 compared to NIS 62 million in 2011. General and administrative expenses less non-cash expenses amounted to NIS 35 million ($9 million) in 2012 compared to NIS 37 million in 2011.

(v)
Financial expenses increased to NIS 176 million ($47 million) in 2012 compared to NIS 164 million in 2011. Such amount includes (a) interest and CPI-linked borrowings in the amount of NIS 394 million in 2012 compared to NIS 464 million in 2011; (b) loss from foreign currency translation differences and other in the amount of NIS 29 million in 2012 compared to a gain in the amount of NIS 38 million in 2011; (c) gain from buy-back of debentures in the amount of NIS 113 million in 2012 compared to NIS 64 million in 2011; and (d) financial expenses capitalized to qualified assets in the amount of NIS 134 million in 2012 compared to NIS 198 million in 2011.

The decrease in interest and CPI-linked borrowings in the amount of NIS 394 million in 2012 compared to NIS 464 million in 2011 was mainly attributable to (i) a decrease of NIS 38 million in the interest expense attributable to the Company's and PC’s debentures as result of repayment of outstanding principal and buyback of the debentures during 2012 and (ii) a decrease of NIS 28 million attributable to an increase in the Israeli consumer price index, to which our and some of PC's debentures are linked (1.44% in 2012, compared to 2.53% in 2011).

The increased in exchange rate differences and others loss which in 2012 amounted to a loss of NIS 29 million compared to a gain of NIS 38 million in 2011. The loss in 2012 was mainly attributable to noncash expenses attributed to the effect of the change in the exchange rate between the Euro and NIS on PC's' debentures, which are recorded in NIS and are measured is Euros.

(vi)	Financial income decreased to NIS 31 million ($8 million) in 2012 compared to NIS 66 million in 2011. Such decrease was attributable mainly to a decrease in interest on deposit and receivable.

(vii)
Losses from changes in fair value of financial instruments amounted to NIS 50 million ($13 million) in 2012 compared to a gain of NIS 276 million in 2011. This decrease was mainly attributable to the following:

(i)
Loss from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's debentures)) amounted to NIS 98 million ($13 million) in 2012 compared to a gain of NIS 353 million in 2011; and

(ii)
Gain from change in fair value of derivatives, embedded derivative and marketable securities (mainly swap transactions) executed by PC in respect of its debentures amounted to NIS 48 million ($13 million) in 2012 compared to loss in the amount of NIS 77 million in 2011.

(viii)
Write-down, charges and other expenses, net, increased to NIS 411 million ($110 million) in 2012 compared to NIS 290 million in 2011. The increase was attributable to the write-down in PC's trading property in Eastern Europe in the amount of NIS 406 million ($109 million) in 2012 compared to NIS 371 million in 2011.

As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 561 million ($150 million) in 2012 compared to NIS 208 million in 2011.

Tax benefit amounted to NIS 10 million ($3 million) in 2012 compared to tax expenses in the amount of NIS 63 million in 2011. The decrease in tax expenses was attributable mainly to timing differences related to PC's debentures measured at fair value through profit and loss.

The above resulted in loss from continuing operations in the amount of NIS 550 million ($147 million) in 2012 compared to NIS 271 million in 2011.

Profit from discontinued operations, net, amounted to NIS 95 million ($25 million) in 2012 compared to NIS 24 million in 2011. Such amount includes (a) gain from loss of control over our subsidiary InSightec in our medical segment in December 2012 in the amount of NIS 216, offset by (b) loss from InSightec's operations during 2012 in the amount of NIS 64 million and (c) loss from selling our U.S. investment properties in the amount of NIS 58 million.

The above resulted in a loss of NIS 456 million ($122 million) in 2012, of which a loss of NIS 293 million ($79 million) was attributable to our equity holders and NIS 162 million ($43 million) was attributable to the non-controlling interest. The loss in 2011 included NIS 265 million attributable to our equity holders and profit in the amount of NIS 17 million attributable to the non-controlling interest.

2011 compared to 2010

Revenues and Gains

Total revenues and gains in 2011 amounted to NIS 587 million ($154 million) compared to NIS 880 million in 2010. The decrease is mainly attributable to:

(i)
Revenues from shopping and entertainment centers increased to NIS 115 million ($30 million) in 2011 compared to NIS 103 million in 2010, as a result of the operation of five commercial centers in 2011, four of which operated throughout the year, compared to the operation of four commercial centers in 2010, two of which operated throughout the year.

(ii)
Revenues from hotel operations and management decreased to NIS 287 million ($75 million) in 2011 compared to NIS 404 million in 2010. The decrease was mainly attributable to the sale of the hotels in London in December 2010 as aforementioned. This decrease is partially set off by an increase in the revenues from our hotels in the Netherlands, Belgium and Romania.

(iii)
Revenues from the sale of fashion retail and other increased to NIS 185 million ($48 million) in 2011 compared to NIS 175 million in 2010. The increase was mainly attributable to the operation of four additional GAP stores, which opened during 2010.

(iv)
Gain from a sale of real estate assets decreased to nil compare to NIS 199 million in 2010, as a result of the sale of three hotels in London, U.K. in December 2010. Offset by gain in 2011 from change of shareholding in investee in the U.S. operation in the amount of NIS 15 million ($4 million) compared to nil in 2010.

Expenses and losses

Our expenses and losses in 2011 amounted to NIS 795 million ($208 million) compared to NIS 1,182 million in 2010. Set forth below is an analysis of our expenses and losses:

(i)	Expenses of commercial centers increased to NIS 160 million ($42 million) in 2011 compared to NIS 157 million in 2010.

(ii)
Cost of hotel operations and management decreased to NIS 241 million ($63 million) in 2011 compared to NIS 341 million in 2010. The decrease was mainly attributable to the sale of the hotels in London in December 2010 as aforementioned.

(iii)	Cost of fashion retail and other increased to NIS 212 million ($55 million) in 2011 compared to NIS 198 million in 2010. The increase resulted from the increase in the revenues as aforementioned.

(iv)
General and administrative expenses decreased to NIS 62 million ($16 million) in 2011 compared to NIS 65 million in 2010. General and administrative expenses offset non-cash expenses amounted to NIS 37 million ($10 million) in 2011 compared to NIS 49 million in 2010. The decrease in cash expenses was mainly attributable to increasing efficiency during 2011 in payroll expenses and other expenses in the amount of NIS 12 million.

(v)
Financial expenses, net decreased to NIS 164 million ($43 million) in 2011 compared to NIS 317 million in 2010. Such amount includes (a) interest and CPI linked borrowings in the amount of NIS 484 million compared to NIS 418 million in 2010; (b) gain from buy back of debentures in the amount of NIS 64 million in 2011 (there were no debenture buy backs in 2010); offset by financial expenses capitalized to qualified assets in the amount of NIS 198 million in 2011 compared to NIS 164 million in 2010. The increase in interest and CPI linked borrowings in the amount of NIS 484 million in 2011 compared to NIS 418 million in 2010 is mainly attributable to: (i) an increase in bank loans as a result of progressing in the construction of new commercial centers offset by a decrease of loans attributable to our hotel operations as a result of selling the London hotels in December 2010,  (ii) a net increase of NIS 28 million in interest expenses as a result of an increase in the principal amount of our and PC's debentures issued during 2011; and (iii) an increase of NIS 22 million attributable to an increase in the Israeli consumer price index to which our and part of PC's debentures are linked (2.53% in  2011 compared to 2.28% in 2010).

(vi)
Financial income increased to NIS 66 million ($17 million) in 2011 compared to NIS 41 million in 2010. Such increase was attributable mainly to decrease in exchange rate differences which in 2010 amounted to a loss of NIS 18 million compared to a gain of NIS 1 million in 2011. The loss in 2010 is mainly attributable to our deposits in Euro and U.S. dollars which decreased as a result of the devaluation of the Euro and the U.S. dollar against the NISS.

(vii)
Income from changes in fair value of financial instruments amounted to NIS 276 million ($73 million) in 2011 compared to loss of NIS 53 million in 2010. This increase was mainly attributable to the following:

(i)
Gain from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 356 million ($93 million) in 2011 compared to a loss of NIS 234 million in 2010; and

(ii)
Loss from change in fair value of derivatives and embedded derivative (mainly swap transactions) executed by PC in respect of its notes amounted to NIS 63 million ($16 million) in 2011 compared to gain in the amount of NIS 165 million in 2010.

(viii)
Impairment and other expenses, net, increased to NIS 290 million ($76 million) in 2011 compared to NIS 84 million in 2010. The increase was attributable to the impairment in PC's trading property in Eastern Europe in the amount of NIS 283 million ($74 million) in 2011 compared to NIS 44 million in 2010.

As a result of the foregoing factors, we recognized loss before tax expenses in the total amount of NIS 208 million ($54 million) compared to NIS 301 million in 2010.

Tax expenses amounted to NIS 63 million ($16 million) in 2011 compared to NIS 4 million in 2010. The increase in tax expenses is attributable mainly to timing differences related to PC's debentures measured at fair value through profit and loss.

The above resulted in loss from continuing operations in the amount of NIS 271 million ($71 million) in 2011 compared to income of NIS 305 million in 2010.

Profit from discontinued operations, net, amounted to NIS 24 million ($6 million) in 2011 compared to NIS 379 million in 2010.

Profit from discontinued operations, net, amounted to NIS 24 million ($6 million) in 2011 compared to NIS 379 million in 2011. Such amount is attributed to our U.S investment properties operation which was sold during 2012. The decrees is mainly attributable to Non-recurring gain from a "bargain purchase" in 2010 results from the acquisition of 48% in EDT during June 2010.

The above resulted in a loss of NIS 247 million ($65 million) in 2011, of which a loss of NIS 265 million ($69 million) is attributable to our equity holders and a profit of NIS 18 million ($5 million) was attributable to the non-controlling interest. The net profit in 2010 includes NIS 62 million attributable to our equity holders and NIS 11 million attributable to the non-controlling interest.